UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA & CO HOLDING S.A.

Publicly Held Company

CNPJ/ME 32.785.497/0001-97

NIRE 35.3.0053158-2

NOTICE TO THE MARKET

Change in the composition of the Audit, Risk Management and Finance Committees

NATURA & CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) ("Natura & Co" or the "Company") informs that, at a meeting held on July 12, 2024, the Board of Directors approved the recomposition of the Audit, Risk Management and Finance Committee ("Committee"). Mrs. Carla Schmitzberger assumes the position of Committee member replacing Mr. Andrew George McMaster Jr. The Committee remains composed of three members, all of them independent. Mr. Gilberto Mifano remains chair of the Committee and Mr. Eduardo Rogatto Luque and Mrs. Carla Schmitzberger as members.

The Committee members’ resumes are available on the Company's Formulário de Referência, on the Company's investor relations website, as well as on file with the Brazilian Securities Commission (CVM).

July 16, 2024

Guilherme Castellan

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: July 16, 2024